Exhibit 99.1

Sea Limited Reports Second Quarter 2022 Results

Singapore, August 16, 2022 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the second quarter ended June 30, 2022.

“Our solid results for the quarter reflect our continued progress in enhancing efficiency and strengthening our ecosystem,” said Forrest Li, Sea’s Chairman and Group Chief Executive Officer. “Shopee’s unit economics improved significantly driven by gains in both monetization and efficiency across our markets, even as we sustained a healthy growth rate against tough comparisons. At Garena, we saw positive outcomes from our focus on user retention and efforts to bring more engaging experiences to our large global games community, with quarterly active users stable quarter-on-quarter. We also benefited from expanding synergies between Shopee and SeaMoney as our underserved user base adopted more of our financial products and services, resulting in strong growth and narrowing losses at SeaMoney.”

“Our success has always been defined by our ability to focus on the right thing at the right time, quickly make the right strategic decisions, and remain agile and adaptable in our execution. During the pandemic lockdowns, we rapidly scaled our businesses to answer to the fast-rising market demand for online consumption and services. That allowed us to significantly expand our businesses and total addressable markets, strengthen our market leadership, and scale up more efficiently.”

“As we navigate the current environment of increased macro uncertainty with that same nimble and decisive approach, we believe it is vital to be thoughtful, prudent, and disciplined. While we have strong resources and are well on-track to achieve our self-sufficiency targets, we are nevertheless rapidly prioritizing profitability and cash flow management. We are confident that this focus, combined with our demonstrated ability to execute, our scale and leadership, and our proven business models, will position us for long-term sustained success.”

Second Quarter 2022 Highlights

▪	Group

o	Total GAAP revenue was US$2.9 billion, up 29.0% year-on-year.

o	Total gross profit was US$1.1 billion, up 17.1% year-on-year.

o	Total net loss was US$(931.2) million compared to US$(433.7) million for the second quarter of 2021. Total net loss excluding share-based compensation and impairment of goodwill[1] was US$(569.8) million compared to US$(321.2) million for the second quarter of 2021.

o	Total adjusted EBITDA[2] was US$(506.3) million compared to US$(24.1) million for the second quarter of 2021.

▪	E-commerce

o	GAAP revenue was US$1.7 billion, up 51.4% year-on-year. Based on constant currency assumptions[3], GAAP revenue was up 56.2% year-on-year.

o	GAAP revenue included US$1.5 billion of GAAP marketplace revenue[4], up 61.9% year-on-year, and US$0.3 billion of GAAP product revenue[4], up 13.6% year-on-year. GAAP revenue and GAAP marketplace revenue as % of total gross merchandise value (“GMV”) increased from 7.7% and 6.1% a year ago to 9.2% and 7.7%, respectively.

o	Gross orders totaled 2.0 billion, an increase of 41.6% year-on-year.

o	GMV was US$19.0 billion, an increase of 27.2% year-on-year. Based on constant currency assumptions[3], GMV was up 31.4% year-on-year.

o	Gross profit margin for e-commerce continued to improve sequentially quarter-on-quarter, as we have seen faster growth of transaction-based fees and advertising income, which have higher profit margin compared to product revenue and revenue generated from other value-added services.

o	Adjusted EBITDA[2] for Shopee overall was US$(648.1) million compared to US$(579.8) million for the second quarter of 2021. Adjusted EBITDA loss per order improved by 21% to reach US$0.33 in the second quarter of 2022, compared to US$0.41 for the same period in 2021.

▪	In Southeast Asia and Taiwan, adjusted EBITDA loss per order before allocation of headquarters’ common expenses (“HQ costs”) was less than 1 cent in the second quarter of 2022, representing 95% improvement year-on-year.

▪	In Brazil, such losses also continued to improve by more than 35% year-on-year to reach US$1.42 in the second quarter of 2022.

▪	HQ costs sequentially increased by US$27.5 million quarter-on-quarter, which was at a slower pace compared to the first quarter of 2022. The increase was predominantly driven by increase in research and development staff and server hosting cost, as we expanded our technological capabilities and service offerings.

o	In Southeast Asia overall, Indonesia and Taiwan respectively, Shopee continued to rank first in the Shopping category by average monthly active users and total time spent in app for the second quarter of 2022, according to data.ai5.

o	In Brazil, Shopee continued to see strong performance with GAAP revenue increasing by more than 270% year-on-year in the second quarter of 2022. In the same quarter, Shopee also became first by average monthly active users in the shopping category in Brazil, while maintaining its top ranking by total time spent in app, according to data.ai5.

o	Globally, Shopee was the top ranked app on Google Play in the Shopping category by total time spent in app and second by average monthly active users in the second quarter of 2022, according to data.ai5.

▪	Digital Entertainment

o	GAAP revenue was US$900.3 million, compared to US$1.0 billion for the second quarter of 2021.

o	Bookings[6] were US$717.4 million, compared to US$1.2 billion for the second quarter of 2021.

o	Adjusted EBITDA[2] was US$333.6 million, compared to US$740.9 million for the second quarter of 2021.

o	Adjusted EBITDA represented 46.5% of bookings for the second quarter of 2022, compared to 62.8% for the second quarter of 2021.

o	Quarterly active users were 619.3 million, compared to 725.2 million for the second quarter of 2021 and 615.9 million for the first quarter of 2022.

o	Quarterly paying users were 56.1 million, representing paying user ratio of 9.1% for the second quarter compared to 12.7% for the same period in 2021.

o	Average bookings per user were US$1.2, compared to US$1.6 for the second quarter of 2021.

o	Our self-developed global hit game, Free Fire, continued to maintain top global rankings in user and grossing metrics. Free Fire was the most downloaded mobile game globally in the second quarter of 2022, and ranked third highest by average monthly active users on Google Play in the same quarter, according to data.ai5.

o	Free Fire also continued to be the highest grossing mobile game in Southeast Asia and Latin America for the second quarter of 2022, according to data.ai5. Free Fire has maintained this leading position for the past 12 consecutive quarters.

▪	Digital Financial Services

o	GAAP revenue was US$279.0 million, up 214.4% year-on-year.

o	Adjusted EBITDA[2] was US$(111.5) million, compared to US$(155.0) million for the second quarter of 2021.

o	Quarterly active users[7] across our SeaMoney products and services reached 52.7 million, up 53.3% year-on-year.

o	We continued to roll out more SeaMoney offerings across more markets, and have expanded synergies between Shopee and SeaMoney. Close to 40% of the quarterly active buyers on Shopee in Southeast Asia have used SeaMoney products or services in the second quarter of 2022.

o	Total payment volume for the mobile wallet was US$5.7 billion, up 35.7% year-on-year.

E-commerce Full Year 2022 Guidance Update

In our efforts to adapt to increasing macro uncertainties, we are proactively shifting our strategies to further focus on efficiency and optimization for the long-term strength and profitability of the e-commerce business. Given this strategic shift, we will be suspending e-commerce GAAP revenue guidance for the full year 2022. We believe such efforts will further strengthen our ability to better capture the long-term growth opportunities in our markets, which we remain highly positive about.

1 We recorded an impairment of goodwill of US$177.3 million in the second quarter of 2022. The impairment was primarily due to the change in carrying amount of goodwill associated with our prior acquisitions, mainly driven by the lower valuations amid the market uncertainties.

2 For definitions of total adjusted EBITDA and adjusted EBITDA for digital entertainment, e-commerce and digital financial services segments, please refer to the “Non-GAAP Financial Measures” section.

3 Current and comparative prior period local currency amounts are converted into United States dollars using the same exchange rates, rather than the actual exchange rates during the respective periods.

4 GAAP marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services. GAAP product revenue mainly consists of revenue generated from direct sales.

5 Rankings data for data.ai is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Time spent in app rankings is available for Google Play only. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand, and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay. Rankings data for Free Fire includes both Free Fire and Free Fire MAX.

6 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

7 Quarterly active users for digital financial services segment are defined as users who had at least one financial transaction with SeaMoney products and services during the quarter. Transactions include payments or receipts with our mobile wallet, loan disbursements, maintenance of balance in our banks or purchase of insurance policies on the Shopee platform.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended June 30,
	2021	2022
	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	1,024,267	900,258	(12.1)%
E-commerce and other services	999,658	1,755,686	75.6%
Sales of goods	256,623	286,655	11.7%
	2,280,548	2,942,599	29.0%
Cost of revenue
Cost of service
Digital Entertainment	(292,696)	(260,529)	(11.0)%
E-commerce and other services	(816,748)	(1,329,665)	62.8%
Cost of goods sold	(240,210)	(262,187)	9.1%
	(1,349,654)	(1,852,381)	37.2%
Gross profit	930,894	1,090,218	17.1%
Other operating income	72,007	71,104	(1.3)%
Sales and marketing expenses	(921,362)	(973,767)	5.7%
General and administrative expenses	(242,992)	(476,045)	95.9%
Research and development expenses	(172,563)	(370,926)	115.0%
Impairment of goodwill	-	(177,280)	-
Total operating expenses	(1,264,910)	(1,926,914)	52.3%
Operating loss	(334,016)	(836,696)	150.5%
Non-operating loss, net	(25,061)	(32,765)	30.7%
Income tax expense	(75,191)	(64,771)	(13.9)%
Share of results of equity investees	599	3,033	406.3%
Net loss	(433,669)	(931,199)	114.7%
Net loss excluding share-based compensation and impairment of goodwill (1)	(321,184)	(569,811)	77.4%
Basic and diluted loss per share based on net loss excluding share-based compensation and impairment of goodwill attributable to Sea Limited’s ordinary shareholders (1)	(0.61)	(1.03)	68.9%
Change in deferred revenue of Digital Entertainment	155,863	(182,904)	(217.3)%
Adjusted EBITDA for Digital Entertainment (1)	740,944	333,619	(55.0)%
Adjusted EBITDA for E-commerce (1)	(579,774)	(648,145)	11.8%
Adjusted EBITDA for Digital Financial Services (1)	(154,986)	(111,517)	(28.0)%
Adjusted EBITDA for Other Services (1)	(23,275)	(72,555)	211.7%
Unallocated expenses (2)	(7,020)	(7,653)	9.0%
Total adjusted EBITDA (1)	(24,111)	(506,251)	1,999.7%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended June 30, 2022 Compared to Three Months Ended June 30, 2021

Revenue

Our total GAAP revenue increased by 29.0% to US$2.9 billion in the second quarter of 2022 from US$2.3 billion in the second quarter of 2021.

•	Digital Entertainment: GAAP revenue was US$0.9 billion compared to US$1.0 billion in the second quarter of 2021. The decrease was mainly due to the softening of bookings post-COVID.

•	E-commerce and other services: GAAP revenue increased by 75.6% to US$1.8 billion in the second quarter of 2022 from US$1.0 billion in the second quarter of 2021. This increase was primarily driven by the growing adoption of products and services across our e-commerce and digital financial services businesses.

•	Sales of goods: GAAP revenue increased by 11.7% to US$286.7 million in the second quarter of 2022 from US$256.6 million in the second quarter of 2021, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 37.2% to US$1.9 billion in the second quarter of 2022 from US$1.3 billion in the second quarter of 2021.

•	Digital Entertainment: Cost of revenue decreased by 11.0% to US$260.5 million in the second quarter of 2022 from US$292.7 million in the second quarter of 2021. The decrease was largely in line with the decrease in our digital entertainment revenue.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 62.8% to US$1.3 billion in the second quarter of 2022 from US$0.8 billion in the second quarter of 2021. The increase was primarily due to higher costs of logistics from order growth, and other costs driven by the growth of our e-commerce marketplace. Improvement in gross profit margins was mainly due to faster growth of higher margin revenue streams.

•	Cost of goods sold: Cost of goods sold increased by 9.1% to US$262.2 million in the second quarter of 2022 from US$240.2 million in the second quarter of 2021. The increase was largely in line with the increase in our revenue from sales of goods.

Other Operating Income

Our other operating income was US$71.1 million and US$72.0 million in the second quarter of 2022 and 2021, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 5.7% to US$1.0 billion in the second quarter of 2022 from US$0.9 billion in the second quarter of 2021. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2021	2022	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	82,038	87,100	6.2%
E-commerce	649,196	674,120	3.8%
Digital Financial Services	166,270	162,466	(2.3)%

•	Digital Entertainment: Sales and marketing expenses increased by 6.2% to US$87.1 million in the second quarter of 2022 from US$82.0 million in the second quarter of 2021. The increase was primarily due to our continued efforts to deepen the engagement with our gamers’ community and investment in long-term brand building.

•	E-commerce: Sales and marketing expenses increased by 3.8% to US$674.1 million in the second quarter of 2022 from US$649.2 million in the second quarter of 2021. The increase was primarily attributable to higher events and media spending and staff cost increase attributable to headcount growth.

•	Digital Financial Services: Sales and marketing expenses decreased by 2.3% to US$162.5 million in the second quarter of 2022 from US$166.3 million in the second quarter of 2021. The decrease was mainly due to the greater efficiency across our platforms.

General and Administrative Expenses

Our general and administrative expenses increased by 95.9% to US$476.0 million in the second quarter of 2022 from US$243.0 million in the second quarter of 2021. This increase was primarily due to increase in allowance for credit losses from our digital financial services business driven by loans receivables growth, higher staff cost as well as higher office facilities and related expenses, to support the business growth.

Research and Development Expenses

Our research and development expenses increased by 115.0% to US$370.9 million in the second quarter of 2022 from US$172.6 million in the second quarter of 2021, primarily attributable to higher staff cost from increased headcount growth, as we invested in our technological capabilities and expanded our service offerings.

Impairment of Goodwill

We recorded an impairment of goodwill of US$177.3 million in the second quarter of 2022, compared to nil in the second quarter of 2021. The goodwill impairment was primarily due to the change in carrying amount of goodwill associated with our prior acquisitions, mainly driven by the lower valuations amid the market uncertainties.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss) and foreign exchange gain (loss). We recorded a net non-operating loss of US$32.8 million in the second quarter of 2022, compared to a net non-operating loss of US$25.1 million in the second quarter of 2021. The non-operating loss in the second quarter of 2022 was primarily due to investment losses recognized amid lower valuations in the broader market.

Income Tax Expense

We had a net income tax expense of US$64.8 million and US$75.2 million in the second quarter of 2022 and 2021, respectively. The income tax expense in the second quarter of 2022 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$931.2 million and US$433.7 million in the second quarter of 2022 and 2021, respectively.

Net Loss Excluding Share-based Compensation and Impairment of Goodwill

Net loss excluding share-based compensation and impairment of goodwill, was US$569.8 million and US$321.2 million in the second quarter of 2022 and 2021, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation and Impairment of Goodwill Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation and impairment of goodwill, was US$1.03 and US$0.61 in the second quarter of 2022 and 2021, respectively.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on August 16, 2022 7:30 PM Singapore / Hong Kong Time on August 16, 2022
Webcast link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=ToMUCZDA
Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063
Passcode for Participants:	7429691

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on equity offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Net loss excluding share-based compensation and impairment of goodwill” represents net loss before share-based compensation and impairment of goodwill. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and impairment of goodwill are significant expenses.

•	“Net loss excluding share-based compensation and impairment of goodwill attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation and impairment of goodwill. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation and impairment of goodwill are significant expenses.

•	“Basic and diluted loss per share based on net loss excluding share-based compensation and impairment of goodwill attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation and impairment of goodwill attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation and impairment of goodwill plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation and impairment of goodwill plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended June 30, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	456,811	(726,127)	(122,735)	(75,604)	(369,041)	(836,696)
Net effect of changes in deferred revenue and its related cost	(134,100)	-	-	-	-	(134,100)
Depreciation and Amortization	10,908	77,982	11,218	3,049	-	103,157
Share-based compensation	-	-	-	-	184,108	184,108
Impairment of goodwill	-	-	-	-	177,280	177,280
Adjusted EBITDA	333,619	(648,145)	(111,517)	(72,555)	(7,653)	(506,251)

	For the Three Months ended June 30, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	597,713	(627,509)	(159,821)	(24,894)	(119,505)	(334,016)
Net effect of changes in deferred revenue and its related cost	135,262	-	-	-	-	135,262
Depreciation and Amortization	7,969	47,735	4,835	1,619	-	62,158
Share-based compensation	-	-	-	-	112,485	112,485
Adjusted EBITDA	740,944	(579,774)	(154,986)	(23,275)	(7,020)	(24,111)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

	For the Three Months ended June 30,
	2021	2022
	$	$
Net loss	(433,669)	(931,199)
Share-based compensation	112,485	184,108
Impairment of goodwill	-	177,280
Net loss excluding share-based compensation and impairment of goodwill	(321,184)	(569,811)
Net loss (profit) attributable to non-controlling interests	227	(1,912)
Net loss excluding share-based compensation and impairment of goodwill attributable to Sea Limited’s ordinary shareholders	(320,957)	(571,723)

Weighted average shares used in loss per share computation:
Basic and diluted	523,247,645	557,445,126

Basic and diluted loss per share based on net loss excluding share-based compensation and impairment of goodwill attributable to Sea Limited’s ordinary shareholders	(0.61)	(1.03)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Six Months ended June 30,
	2021	2022
	$	$
Revenue
Service revenue
Digital Entertainment	1,805,602	2,035,427
E-commerce and other services	1,772,040	3,255,297
Sales of goods	466,550	551,446

Total revenue	4,044,192	5,842,170

Cost of revenue
Cost of service
Digital Entertainment	(540,936)	(569,714)
E-commerce and other services	(1,491,286)	(2,506,142)
Cost of goods sold	(435,667)	(506,068)

Total cost of revenue	(2,467,889)	(3,581,924)
Gross profit	1,576,303	2,260,246

Operating income (expenses):
Other operating income	147,095	144,759
Sales and marketing expenses	(1,600,284)	(1,978,941)
General and administrative expenses	(491,850)	(872,178)
Research and development expenses	(313,693)	(711,334)
Impairment of goodwill	-	(177,280)
Total operating expenses	(2,258,732)	(3,594,974)

Operating loss	(682,429)	(1,334,728)
Interest income	14,969	29,841
Interest expense	(49,606)	(23,029)
Investment loss, net	(19,770)	(59,036)
Foreign exchange gain	6,094	13,399
Loss before income tax and share of results of equity investees	(730,742)	(1,373,553)
Income tax expense	(126,216)	(146,577)
Share of results of equity investees	1,198	8,795
Net loss	(855,760)	(1,511,335)

Net profit attributable to non-controlling interests	(372)	(1,585)
Net loss attributable to Sea Limited’s ordinary shareholders	(856,132)	(1,512,920)

Loss per share:
Basic and diluted	(1.65)	(2.72)

Weighted average shares used in loss per share computation:	519,037,660	556,834,663
Basic and diluted

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2021	2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	9,247,762	6,493,232
Restricted cash	1,551,635	1,317,370
Accounts receivable, net of allowance for credit losses of $5,772 and $7,693, as of December 31, 2021 and June 30, 2022 respectively	388,308	264,582
Prepaid expenses and other assets	1,401,863	1,451,797
Loans receivable, net of allowance for credit losses of $91,504 and $195,806, as of December 31, 2021 and June 30, 2022 respectively	1,500,954	2,012,593
Inventories, net	117,499	127,176
Short-term investments	911,281	1,287,510
Amounts due from related parties	16,095	17,851
Total current assets	15,135,397	12,972,111

Non-current assets
Property and equipment, net	1,029,963	1,283,704
Operating lease right-of-use assets, net	649,680	931,025
Intangible assets, net	52,517	65,516
Long-term investments	1,052,861	1,360,385
Prepaid expenses and other assets	124,521	269,876
Loans receivable, net of allowance for credit losses of $6,172 and $2,034, as of December 31, 2021 and June 30, 2022 respectively	28,964	23,519
Restricted cash	38,743	52,417
Deferred tax assets	103,755	112,368
Goodwill	539,624	396,796
Total non-current assets	3,620,628	4,495,606
Total assets	18,756,025	17,467,717

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2021	2022
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	213,580	238,959
Accrued expenses and other payables	3,531,187	3,839,437
Advances from customers	244,574	242,663
Amounts due to related parties	74,738	53,445
Bank borrowings	100,000	–
Operating lease liabilities	186,494	241,639
Deferred revenue	2,644,463	1,935,111
Income tax payable	181,400	188,540
Total current liabilities	7,176,436	6,739,794

Non-current liabilities
Accrued expenses and other payables	76,234	91,602
Operating lease liabilities	491,313	735,806
Deferred revenue	104,826	281,060
Convertible notes (1)	3,475,708	4,177,291
Deferred tax liabilities	6,992	7,274
Unrecognized tax benefits	107	107
Total non-current liabilities	4,155,180	5,293,140
Total liabilities	11,331,616	12,032,934

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2021	2022
	$	$
Shareholders’ equity
Class A Ordinary shares	204	256
Class B Ordinary shares	74	23
Additional paid-in capital (1)	14,622,292	14,127,662
Accumulated other comprehensive loss	(28,519)	(160,167)
Statutory reserves	6,144	6,443
Accumulated deficit (1)	(7,201,498)	(8,600,993)
Total Sea Limited shareholders’ equity	7,398,697	5,373,224
Non-controlling interests	25,712	61,559
Total shareholders’ equity	7,424,409	5,434,783
Total liabilities and shareholders’ equity	18,756,025	17,467,717

(1) The Company adopted ASU 2020-06 on January 1, 2022 using modified retrospective method and the cumulative effects have been adjusted via retained earnings opening balance. As a result of adoption, our Convertible Notes balances has increased and additional paid-in capital and accumulated deficit have decreased accordingly.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Six Months ended June 30,
	2021	2022
	$	$
Net cash generated from (used in) operating activities	450,726	(1,209,121)
Net cash used in investing activities	(1,649,827)	(2,078,203)
Net cash generated from financing activities	180,358	439,937
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(31,750)	(127,734)
Net decrease in cash, cash equivalents and restricted cash	(1,050,493)	(2,975,121)
Cash, cash equivalents and restricted cash at beginning of the period	7,053,393	10,838,140
Cash, cash equivalents and restricted cash at end of the period	6,002,900	7,863,019

Net cash used in investing activities amounted to US$2.1 billion for the first half of 2022.

This was primarily attributable to an increase in loans receivable of US$757 million and purchase of property and equipment of US$540 million to support the growth of our businesses, as well as net placement of US$427 million into time deposits and liquid investment products for better cash yield management.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	900,258	1,749,350	279,020	13,971	-	2,942,599
Operating income (loss)	456,811	(726,127)	(122,735)	(75,604)	(369,041)	(836,696)
Non-operating loss, net						(32,765)
Income tax expense						(64,771)
Share of results of equity investees						3,033
Net loss						(931,199)

	For the Three Months ended June 30, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,024,267	1,155,193	88,737	12,351	-	2,280,548
Operating income (loss)	597,713	(627,509)	(159,821)	(24,894)	(119,505)	(334,016)
Non-operating loss, net						(25,061)
Income tax expense						(75,191)
Share of results of equity investees						599
Net loss						(433,669)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.